UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
_________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _______________

Commission file number 333-89839

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc.
350 Fellowship Road, Suite 101
Mount Laurel, New Jersey  08054

REQUIRED INFORMATION

The Sun National Bank 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Financial statements prepared in accordance with the financial reporting requirements of ERISA are attached at Exhibit 99.

The Consent of Independent Registered Public Accounting Firm, CohnReznick LLP, is filed as Exhibit 23.

Exhibits

The following exhibits are being filed with this report.

No.                      Description

23.1                      Consent of CohnReznick LLP

99.1                      Sun National Bank 401(k) Plan Financial Statements

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun National Bank 401(k) Plan

Date: June 29, 2015	By:	/s/ Neil Kalani
Neil Kalani
Plan Administrator